FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month ended	Commission File Number
August	0-24018

ZI CORPORATION
(Translation of registrant's name into English)

2100, 840 - 7TH Avenue SW, Calgary, Alberta, Canada T2P 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.....         Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....             No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT LIST

Exhibit	Description

99.1 Press Release	Zi Corporation Reports Results for 2006 Second Quarter
99.2	2nd Quarter 2006 Interim Report
99.3	2nd Quarter 2006 Management Discussion & Analysis
99.4	2nd Quarter 2006 Financial Statements and Notes
99.5	Form 52-109FT2 - Chief Executive Officer
99.6	Form 52-109FT2 - Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION

Dated: August 15, 2006
	By:	/s/ Dale Kearns
Dale Kearns, Chief Financial Officer